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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Pernod Ricard S.A.
                                (Name of Issuer)

                                 Ordinary Shares
                           (Title Class of Securities)

                                    F72027109
                                 (CUSIP Number)

                                January 26, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages.)


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CUSIP NO. F72027109                    13G

--------------------------------------------------------------------------------
1    Name of Reporting Person:
     I.R.S. Identification No. of Above Person (Entities Only):

     GROUPE BRUXELLES LAMBERT           00-0000000
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     BELGIUM
--------------------------------------------------------------------------------
               5    Sole Voting Power:

                    5,525,547 (1)
               -----------------------------------------------------------------
  Number of    6    Shared Voting Power:
   Shares
Beneficially        -0-
  Owned By     -----------------------------------------------------------------
    Each       7    Sole Dispositive Power:
  Reporting
 Person With        5,525,547 (1)
               -----------------------------------------------------------------
               8    Shared Dispositive Power:

                    -0-
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,525,547 (1)
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9):

     5.06%;

     PERCENT OF VOTING RIGHTS:

     4.59% (2) (3)
--------------------------------------------------------------------------------
12   Type of Reporting Person:

     CO
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

ITEM 1(A). NAME OF ISSUER:

          Pernod Ricard S.A. (the "Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          12, place des Etats-Unis
          Paris Cedex 16
          France

ITEM 2.

     (A). NAME OF PERSON FILING:

          Groupe Bruxelles Lambert

     (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          24 avenue Marnix, 1000 Brussels, Belgium

     (C). CITIZENSHIP: Belgium

     (D). TITLE OF CLASS OF SECURITIES:

          This report relates to the ordinary shares (the "Ordinary Shares") of the Issuer.

     (E). CUSIP NUMBER: F72027109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
     (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

     (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;


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     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in Items 4 (a) and (c) below.

     (a)  Amount beneficially owned:

          Groupe Bruxelles Lambert        5,525,547 (1)

     (b)  Percent of class:

          Groupe Bruxelles Lambert        5.06%; percent of voting
                                          rights: 4.59% (2) (3)

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               Groupe Bruxelles Lambert   5,525,547 (1)

          (ii) Shared power to vote or to direct the vote:

               Groupe Bruxelles Lambert   -0-

          (iii) Sole power to dispose or to direct the disposition of:

               Groupe Bruxelles Lambert   5,525,547 (1)

          (iv) Shared power to dispose or to direct the disposition of:

               Groupe Bruxelles Lambert   -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Please see Note (1) and attached Exhibit A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


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ITEM 10. CERTIFICATION.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     [SIGNATURE APPEARS ON FOLLOWING PAGE.]


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007

                                        GROUPE BRUXELLES LAMBERT


                                        By: /s/ Ann Opsomer
                                            ------------------------------------
                                        Name: Ann Opsomer
                                        Title: General Secretary


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                                      NOTES

(1) This Statement on Schedule 13G filed by Groupe Bruxelles Lambert ("GBL") with the U.S. Securities and Exchange Commission (the "SEC") is filed on behalf of GBL to report the number of ordinary shares (the "Ordinary Shares") of Pernod Ricard S.A. (the "Issuer") beneficially owned by GBL.

     GBL is a corporation organized under the laws of Belgium, and is a holding company which holds a limited number of investments in leading companies. The principal business address of GBL is 24 avenue Marnix, 1000 Brussels, Belgium.

     As a result of direct and indirect securities holdings, Mr. Paul G. Desmarais and Baron Frere may be deemed to control GBL. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Baron Frere, a citizen of Belgium, has his principal business address at 12, rue de la Blanche Borne, 6280 Gerpinnes, Belgium. Exhibit A attached hereto identifies additional persons through whom Mr. Paul G. Desmarais and Baron Frere may be deemed to control GBL. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

     Mutual funds which are managed or distributed by subsidiaries of IGM Financial Inc., 55.8% of the common stock of which is owned by Power Financial Corporation and 3.5% of which is owned by a wholly-owned subsidiary of Great-West Lifeco Inc., and segregated or other managed funds of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in shares of the Issuer. Power Corporation of Canada, a corporation of which Mr. Paul G. Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corporation of Canada or Power Financial Corporation, nor any of their officers, directors or employees, is involved in the exercise of the voting and investment powers with respect to securities of the Issuer for those funds, and, accordingly, the securities positions of those funds in the Issuer, if any, are not reported herein.

(2) GBL beneficially owns 5,525,547 Ordinary Shares of the Issuer. Based on the number of the Issuer's Ordinary Shares reported as outstanding by the Issuer in recent public filings, GBL beneficially owns approximately 5.06% of the Company's shares as calculated pursuant to Rule 13d-3(d)(1)(i). Through the mechanism of double voting rights attached to certain of the Issuer's shares, GBL has voting rights equivalent to approximately 4.59% of the Issuer's voting rights.

(3) Calculated based on the number of outstanding Ordinary Shares of the Issuer as published in Bulletin No. 5 of the Bulletin des Annonces Legales Obligatoires, dated January 10, 2007. As of January 10, 2007, there were 109,296,135 issued and outstanding Ordinary Shares of the Issuer, representing 120,311,530 voting rights.


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                                    Exhibit A

                   PERSONS WHO MAY BE DEEMED IN CONTROL OF GBL

     Set forth below is the (i) name, (ii) principal business address, (iii) citizenship or place of organization, and (iv) beneficial ownership of ordinary shares of Pernod Ricard S.A., other than the shares owned by GBL (if applicable), of each person who may be deemed, for purposes of this Statement, to control GBL.

(i)  Pargesa Holding S.A.

(ii) 11 Grand Rue, CP 199, 1211 Geneva 11, Switzerland

(iii) Switzerland

(i)  Parjointco N.V.

(ii) Veerkade 5 - 3016 - Rotterdam, Netherlands

(iii) Netherlands

(i)  Power Financial Europe BV

(ii) Veerkade 5 - 3016 - Rotterdam, Netherlands

(iii) Netherlands

(i)  Power Financial Corporation

(ii) 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3

(iii) Canada

(i)  171263 Canada Inc.

(ii) 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3

(iii) Canada

(i)  2795957 Canada Inc.

(ii) 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3

(iii) Canada

(i)  Power Corporation of Canada

(ii) 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3

(iii) Canada

(i)  Gelco Enterprises Ltd.

(ii) 44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John, New Brunswick, Canada E2L 2A9

(iii) Canada

(i)  Nordex Inc.

(ii) 44 Chipman Hill, Suite 1000, P.O. Box 7289, Station A, Saint John, New Brunswick, Canada E2L 2A9

(iii) Canada

(i)  Agesca Nederland N.V.

(ii) Veerkade 5 - 3016 Rotterdam, Netherlands

(iii) Netherlands

(i)  Compagnie Nationale a Portefeuille S.A.

(ii) Rue de la Blanche Borne 12 - 6280 Loverval, Belgium

(iii) Belgium


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(i)  Erbe S.A.

(ii) Rue de la Blance Borne, 12 - 6280 Loverval, Belgium

(iii) Belgium

(i)  Frere-Bourgeois S.A.

(ii) Rue de la Blanche Borne, 12 - 6280 Loverval, Belgium

(iii) Belgium


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